Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about its contents or the action you should take in relation to it, you should consult your stockbroker, solicitor, accountant or other professional advisor.

If you have sold or transferred all your ordinary shares in International Game Technology PLC, please pass this document and its accompanying documents as soon as possible to the purchaser or transferee, or to the stockbroker or other agent through whom you made the sale or transfer so that they can pass them to the person who now holds the shares.

INTERNATIONAL GAME TECHNOLOGY PLC

(incorporated and registered in England and Wales under number 09127533)

NOTICE OF 2017 ANNUAL GENERAL MEETING

Notice of the annual general meeting (the “AGM”) of International Game Technology PLC (the “Company”) to be held at the Hyatt Regency London, 30 Portman Square, London, W1H 7BH on 22 May 2017 at 2 p.m. (BST) is set out in this document.

Whether or not you propose to attend the AGM, please vote in accordance with the instructions printed on the enclosed form.

International Game Technology PLC

Registered number:  09127533

Registered office:	Directors:	Heather McGregor
Marble Arch House	Paget Alves	James McCann
66 Seymour Street	Paolo Ceretti	Lorenzo Pellicioli
Second Floor	Alberto Dessy	Vincent Sadusky
London	Marco Drago	Marco Sala
W1H 5BT	Sir Jeremy Hanley	Philip Satre
	Patti Hart	Gianmario Tondato Da Ruos

26 April 2017

Dear Recipient,

I have the pleasure of sending you the notice of this year’s AGM (the “AGM Notice”) which we are holding at the Hyatt Regency London, 30 Portman Square, London, W1H 7BH on 22 May 2017 at 2 p.m. (BST). The AGM Notice is set out on page 4 onwards of this document.

Your vote is important to us. Each shareholder registered on the register of shareholders of the Company at 2 p.m. (BST) on 18 May 2017 is entitled to vote on the resolutions contained in the AGM Notice (the “Resolutions”).

At the AGM, voting on all Resolutions will be conducted by way of a poll, as it was at last year’s annual general meeting, rather than by way of a show of hands. This method is more democratic and transparent as shareholder votes are counted according to the number of shares held.

Six of the seven Resolutions being put to shareholders are proposed as ordinary resolutions. This means that, for each of the Resolutions to be passed, more than half of the votes cast must be in favour of the relevant Resolution. Only one Resolution being put to shareholders is being proposed as a special resolution. This means that, for the Resolution to pass, a majority of not less than 75% of the votes must be cast in favour of that Resolution. As soon as practicable following the AGM, the result of the voting at the AGM will be published on the Company’s website at www.igt.com and filed with the Securities and Exchange Commission. The Company’s annual reports and accounts for the period ended 31 December 2016 (the “Annual Reports and Accounts”) have been published and can also be viewed at www.igt.com.

If you are a shareholder or a 401(k) plan participant then a hard copy of the Annual Reports and Accounts accompanies this notice. If you wish to change to receiving correspondence from the Company otherwise than in hard copy, please contact Computershare on +1 866-641-4276.

Action to be taken

If you would like to vote on the Resolutions but are unable to attend the AGM, please complete the proxy form or voting instruction form which accompanies the AGM Notice and return it according to the instructions on the form by no later than 2 p.m. (BST) on 18 May 2017. Completion and return of a form of proxy will not, however, prevent you from attending the AGM and voting in person if you should wish to do so. Further details relating to voting by proxy are set out in the notes to the AGM Notice.

Recommendation

The board of directors of the Company considers that the Resolutions are in the best interests of the Company and its shareholders as a whole. The directors unanimously recommend that you vote in favour of all the Resolutions, as they intend to do in respect of their own beneficial holdings.

Yours sincerely,

Philip Satre
Chairman

INTERNATIONAL GAME TECHNOLOGY PLC

(the “Company”)

Notice of Annual General Meeting

Notice is hereby given that the annual general meeting of the Company (the “AGM”) will be held at the Hyatt Regency London, 30 Portman Square, London, W1H 7BH on 22 May 2017 at 2 p.m. (British Summer Time).

The business of the AGM will be to consider and, if thought fit, pass the resolutions listed below (the “Resolutions”). Six of the seven Resolutions will be proposed as ordinary resolutions. One Resolution will be proposed as a special resolution. Explanations of the Resolutions are set out at pages 6 to 8 of this notice and additional information for those entitled to attend the AGM is set out at pages 9 to 14.

ORDINARY RESOLUTIONS

Annual reports and accounts 2016

1                                        THAT the annual reports and accounts of the directors and the auditor for the financial year ended 31 December 2016 (the “Annual Reports and Accounts”) be received and adopted.

Directors’ remuneration report 2016

2                                        THAT the directors’ remuneration report (excluding the part containing the directors’ remuneration policy) set out in section 2 of the Annual Reports and Accounts be approved.

Directors’ remuneration policy

3                                        THAT the directors’ remuneration policy (excluding the part containing the directors’ remuneration report) set out in section 2 of the Annual Reports and Accounts be approved to take effect immediately after the end of the AGM.

Re-appointment of auditor

4                                        THAT PricewaterhouseCoopers LLP be re-appointed as auditor of the Company to hold office from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company at which annual reports and accounts are laid before the Company.

Remuneration of auditor

5                                        THAT the board of directors of the Company or its audit committee be authorised to determine the auditor’s remuneration.

Political donations

6                                        THAT in accordance with sections 366 and 367 of the Companies Act 2006 (the “Act”), the Company and any company which is, or becomes, a subsidiary of the Company at any time during the period for which this resolution has effect, be authorised during the period beginning on the date of the passing of this resolution and ending on the date of the Company’s next annual general meeting, to:

a.   make political donations to political parties and/or independent election candidates not exceeding £100,000 in total;

b.   make political donations to political organisations (other than political parties) not exceeding £100,000 in total; and

c.   incur political expenditure not exceeding £100,000 in total,

in each case, as such terms are defined in Part 14 of the Act and provided that the aggregate of all expenditure under paragraphs (a), (b) and (c) of this Resolution 6 shall not exceed £100,000 in total.

SPECIAL RESOLUTION

New articles of association

7                                        THAT, with effect from the conclusion of the AGM, the articles of association produced to the AGM and initialled for the purpose of identification by the Chairman of the AGM be adopted as the articles of association of the Company in substitution for, and to the exclusion of, the Company’s existing articles of association.

By order of the Board

Pierfrancesco Boccia

Company Secretary
26 April 2017

Registered Office:

Marble Arch House, 66 Seymour Street, 2nd Floor, London, England, W1H 5BT

Registered in England and Wales with registered number: 09127533

EXPLANATORY NOTES TO THE RESOLUTIONS

Resolution 1

Annual Reports and Accounts for the financial year ended 31 December 2016

The Act requires that the directors of the Company (the “Directors” or the “Board”) lay the Annual Reports and Accounts before the Company in general meeting. Shareholders will be asked to receive and adopt the Annual Reports and Accounts. The Annual Reports and Accounts were published and made available to shareholders on 26 April 2017.

Resolution 2

Directors’ Remuneration Report

The Act requires quoted companies to put a resolution to shareholders at each annual general meeting of the Company to approve the Directors’ remuneration report (other than the part relating to the directors’ remuneration policy), which forms part of the Annual Reports and Accounts. Resolution 2 in the AGM Notice therefore seeks shareholder approval for the Annual Statement by the Chairman of the Compensation Committee and the Annual Report on Remuneration (together comprising the “Remuneration Report”) which can be found at section 2 (other than the part relating to the directors’ remuneration policy) of the Annual Reports and Accounts. This resolution is advisory in nature and the Directors’ entitlement to remuneration is not conditional on the resolution being passed.

The Remuneration Report gives details of the remuneration payments and share awards made by the Company to the Directors in connection with their performance and that of the Company during the financial year ended 31 December 2016.

The Company’s auditor for the financial year ended 31 December 2016, PricewaterhouseCoopers LLP, has audited those parts of the Remuneration Report that are required to be audited and its report relating to the Remuneration Report can be found at section 4 of the Annual Reports and Accounts.

Resolution 3

Directors’ Remuneration Policy

The Act requires quoted companies to put a separate resolution to shareholders to approve the Directors’ remuneration policy, which is set out at section 2 (other than the part relating to the Directors’ Remuneration Report) of the Annual Reports and Accounts (the “Remuneration Policy”). A resolution to approve the Company’s Remuneration Policy was put to the vote at last year’s AGM. The Company’s Remuneration Policy is being put to the vote again this year in order to amend the calculation of restricted share units (“RSU”s) awarded to new non-executive directors (“NED”s). Currently, the number of RSUs awarded to NEDs is pro-rated to reflect the number of days they will work in the period of 365 days beginning on the date of the AGM immediately before the date they are appointed as a NED. This pro-rating mechanism assumes that the Company holds its AGM on the same date each year, which may not be the case in practice.

Since the pro-rating mechanism was adopted, it has been recognised that where the actual period between AGMs is shorter or longer than 365 days, the current pro-rating formula has the potential to provide a windfall, or to be unfair to, new NEDs. It is therefore proposed to amend the pro-rating mechanism so that the number of RSUs awarded to new NEDs is instead pro-rated by reference to the number of days worked in a period equal to the actual number of days between AGMs, rather than a fixed period of 365 days, which would align the RSUs granted to new NEDs with that of continuing NEDs.

The vote on the Directors’ Remuneration Policy is a binding vote. If approved, the Remuneration Policy will take effect immediately following the conclusion of the AGM. Once the policy takes effect the Company will not be able to make a remuneration payment or payment for loss of office to a person who is, or is to become, or has been, a director of the Company unless that payment is consistent with the Remuneration Policy (or has been approved by a separate resolution of the members of the Company). If approved, it is intended that the policy will remain in place for three years and, unless the Company wishes to change the policy, no further shareholder approval will be needed during this period.

A remuneration policy will be put to shareholders for approval again no later than the Company’s annual general meeting in 2020.

Resolution 4

Re-appointment of auditor

The Directors recommend that PricewaterhouseCoopers LLP should be re-appointed as the Company’s auditor to hold office from the conclusion of the AGM until the conclusion of the next meeting at which annual reports and accounts are laid before the Company.

Resolution 5
Remuneration of auditor

Resolution 5 proposes that the Board or its audit committee is authorised to determine the remuneration of PricewaterhouseCoopers LLP.

Resolution 6

Political donations

The Act contains restrictions on companies making political donations to a political party or other political organisation, or incurring political expenditure. The Company’s policy is not to make political donations or incur political expenditure as those expressions are normally understood. However, the Act defines political donations, political organisations and political expenditure very broadly. As a result, the relevant legislative provisions might catch activities that form part of normal business relationships and engagement by the Company with key interested parties and stakeholders which, in each case, it is in the Company’s interests and the interests of shareholders to support. This resolution is therefore proposed on a precautionary basis only, to ensure that neither the Company nor any of its subsidiaries commit a technical breach that could arise from the uncertainty generated by the broad definitions contained within the Act.

Resolution 7

New articles of association

Resolution 7 seeks shareholder approval to adopt new articles of association (the “New Articles”) of the Company to allow general meetings of the Company to be held electronically as well as physically in accordance with the Companies (Shareholders’ Rights) Regulations 2009 and the Act. If this Resolution is passed, the changes introduced in the New Articles will permit meetings to be held and conducted in such a way that persons who are not present together at the same place may attend, speak and vote at the meeting by electronic means. Nothing in the New Articles will preclude physical general meetings being held. Resolution 7 will be proposed as a special resolution, meaning that a majority of not less than 75% of the votes must be cast in favour of it to be passed.

GENERAL NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

1.            Record date

To be entitled to attend and vote at the AGM (and for the purpose of the determination by the Company of the number of votes you may cast), you must be registered in the register of shareholders of the Company by 2 p.m. (BST) on 18 May 2017 (or, if the AGM is adjourned, by 48 hours before the time of any such adjourned AGM (excluding any part of a day which is not a working day)). You will be entitled to attend and vote in respect of the number of ordinary shares or special voting shares registered in your name at that time. Changes to the entries in the register of shareholders after that time shall be disregarded in determining the rights of any person to attend and vote at the AGM.

2.            Publication of information

A copy of the current memorandum and articles of association of the Company will be available at the AGM, along with a copy of the New Articles.

A copy of this notice can be found at www.igt.com.

You can also ask to see these documents during normal business hours at the registered office of the Company by contacting the Company Secretary.

3.            Voting arrangements

Voting on each of the Resolutions will be conducted by way of a poll rather than a show of hands. The Board believes this method is more democratic and transparent as shareholder votes are counted according to the number of shares held.  Therefore every qualifying member present in person or by proxy and entitled to vote on the Resolutions will have one vote in respect of each ordinary share. All of the issued special voting shares of US$0.000001 each in the capital of the Company (each a “Special Voting Share”) shall be voted by the Nominee (as such term is defined in the Company’s articles of association) in the same percentage as the outcome of the votes on the Resolutions. No other shareholder currently has any right to direct the exercise of the voting rights attached to any Special Voting Share.

The results of the voting at the AGM and the number of proxy votes cast for and against, and the number of votes actively withheld, in respect of each of the Resolutions will be published on the Company’s website, www.igt.com, and filed with the Securities Exchange Commission.

4.            Corporate shareholders

Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that, where more than one corporate representative purports to exercise their powers in respect of the same share on behalf of a member:

a.            if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and

b.            if they do not purport to exercise the power in the same way as each other, the power is treated as not exercised.

5.            Publication request

Under section 527 of the Act, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to:

a.            the audit of the Company’s annual reports and accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or

b.            any circumstance connected with an auditor of the Company ceasing to hold office since the previous annual general meeting at which annual reports and accounts were laid in accordance with section 437 of the Act.

The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 and 528 of the Act. Where the Company is required to place a statement on a website under section 527 of the Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Act to publish on a website.

6.            Asking questions

Any shareholder attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if:

a.            to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information;

b.            the answer has already been given on a website in the form of an answer to a question; or

c.            it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

7.            Beneficial owners

If your shares are held in a stock brokerage account or by a broker, bank or other nominee, you are considered the beneficial owner of the shares, and these proxy materials are being made available or forwarded to you by or on behalf of your broker, bank or other nominee. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares by following the instructions for voting on the voting instruction form.

If you wish to attend the AGM and/or vote at the AGM, you should obtain a legal proxy from your broker, bank or other nominee and present it to Computershare at the AGM.

Paragraphs 8 to 13 inclusive on proxy provisions relate to shareholders only.

8.            Appointment of proxies

If you are a shareholder of the Company, by virtue of being registered in the register of shareholders, you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at the AGM. You can only appoint a proxy using the procedures set out in these notes and the notes to the hard copy proxy form.

A proxy form which may be used to make such appointment and give proxy directions accompanies this notice of AGM. If you do not have a proxy form and believe that you should have one, or if you require additional proxy forms in order to appoint more than one proxy, please contact Computershare at +1 866-395-6419.

A proxy does not need to be a shareholder of the Company but must attend the AGM in order to represent you. Details of how to appoint the Chairman of the AGM or another person as your proxy using the proxy form are set out in the notes to the proxy form. If you wish your proxy to speak on your behalf at the AGM you will need to appoint your own choice of proxy (not the Chairman) and give your instructions directly to them.

You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please contact Computershare at +1 866-395-6419.

If you do not give your proxy an indication of how to vote on a Resolution, your proxy will vote (or abstain from voting) on that Resolution at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the AGM.

The Company has included on the proxy form an ‘Abstain’ option in order for members to abstain from voting on any particular Resolution. However, an abstention is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ or ‘Against’ the relevant Resolution.

The return of a completed proxy form will not prevent a shareholder from attending the AGM and voting in person if he or she wishes to do so.

9.            Appointment of proxy using hard copy proxy form

The notes to the hard copy proxy form explain how to direct your proxy how to vote on each Resolution or withhold their vote.

To be valid, the hard copy proxy form must be:

a.       completed and signed;

b.       sent or delivered to the Company’s registrars, Computershare, at Computershare Proxy Services, P.O. Box 43101, Providence, RI, 02940-5067 and;

c.       received by no later than 9 a.m. (EDT) / 2 p.m. (BST) on 18 May 2017.

In the case of a shareholder which is a company, the hard copy proxy form must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign.

Any power of attorney or any other authority under which the hard copy proxy form is signed (or a duly certified copy of such power or authority) must be included with the hard copy proxy form.

10.    Electronic voting

Instead of mailing a hard copy proxy form, you may choose one of the voting methods outlined below to appoint your proxy:

a.            by electronic means at www.investorvote.com/IGT; or

b.            within the USA, US territories and Canada only, by calling toll free on 1-800-652-VOTE (8683) on a touch phone telephone.

Proxies submitted by the internet or telephone must be received by 2 p.m. (BST) on 18 May 2017.

This address must not be used for any other purposes unless expressly stated.

11.    Appointment of proxy by joint shareholders

In the case of joint holders of any share, where more than one of the joint holders purports to appoint a proxy in respect of the same share, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of shareholders in respect of the joint holding (the first-named being the most senior).

12.    Changing proxy instructions

To change your proxy instructions simply submit a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments set out above also applies in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

Where you have appointed a proxy using the hard copy proxy form and would like to change the instructions using another hard copy proxy form, please contact Computershare at +1 866-395-6419 and ask for another proxy form.

When two or more valid but differing appointments of proxy are received for the same share, the one which is last validly delivered or received (regardless of its date of execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share.

13.    Termination of proxy appointments

In order to revoke a proxy instruction you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment to Computershare Proxy Services, P.O. Box 43101, Providence, RI, 02940-5067. In the case of a shareholder which is a company, the revocation notice must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice. The revocation notice must be received by the Company no later than 9 a.m. (EDT) / 2 p.m. (BST) on 18 May 2017.

If you attempt to revoke your proxy appointment but the revocation is received after the time specified then your proxy appointment will remain valid.

Appointment of a proxy does not preclude you from attending the AGM and voting in person. If you have appointed a proxy and attend the AGM in person, your proxy appointment will automatically be terminated.

14.    Communications

Shareholders are advised that, unless otherwise indicated, the telephone numbers, website and email addresses which are set out in this notice, the proxy form or any related documents are not to be used for the purpose of serving information or documents on the Company (including the service of documents or information relating to proceedings at the AGM) or for communicating with the Company for any purpose other than those expressly stated.

15.    Total voting rights

As at 13 April 2017, being the latest practicable date before the publication of this notice, the issued share capital of the Company consisted of:

a.   202,435,707 ordinary shares of US$0.10 each, each carrying one vote at a general meeting;

b.   202,435,707 special voting shares of US$0.000001 each, each carrying 0.9995 votes at a general meeting; and

c.   50,000 sterling non-voting shares of £1 each.

The total number of voting rights in the Company as at that date was therefore 404,770,196.14.

16.    Proof of identity

Shareholders and participants may also be required to provide proof of identity at the AGM. If you have been appointed as a shareholder’s proxy please make this fact known on admission to the AGM to Computershare personnel.

17.    Directions

The AGM will be held at the Hyatt Regency London, 30 Portman Square, London, W1H 7BH. Directions to the address of the AGM are as follows:

BY UNDERGROUND

The nearest tube station to the venue is Marble Arch.

BY AIR

Heathrow Express

From Heathrow take the Heathrow Express (every 15 minutes) to Paddington train station and then a taxi to the hotel (ten minutes).

Gatwick Airport - 30 miles / 48 km

Taxi from Gatwick - approximately 1 hour 15 minutes
Gatwick Express - approximately 1 hour

Gatwick Express

From Gatwick take the Gatwick Express (every 15 minutes) to Victoria train station and then a taxi to the hotel (15 minutes), or by tube take the Victoria Line to Green Park then the Jubilee Line to Bond Street. The hotel is within walking distance, five minutes along Oxford Street.

CAR PARKING

Parking may be available in advance by the hotel concierge.